SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Final Amendment

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

Georgia Trust Bancshares, Inc.

(Name of the Issuer)

Georgia Trust Bancshares, Inc.

Ronald D. Adamson	Charles D. Robinson
J. Michael Allen	William E. Smith
L. Myron Cantrell	Marvin Tibbetts, III
J. Dave DeVenny	James J. Tidwell
Michael L. Jordan	Michael E. Townsend
Rebecca M. Munteanu

(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Michael Allen

President and Chief Executive Officer

Georgia Trust Bancshares, Inc.

2725 Mall of Georgia Boulevard

Buford, Georgia 30519

(770) 614-7644

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Thomas O. Powell

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3294

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,627,344	$174.13

*	For purposes of calculating the fee only. This amount assumes 180,816 shares of common stock of the subject company will be exchanged for 180,816 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of September 30, 2006, which was $9.00 per share. The amount of the filing fee equals $107 per every $1,000,000 in aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$174.13

Form or Registration No.:	Schedule 13E - 3

Filing Party:	Georgia Trust Bancshares, Inc.

Date Filed:	October 24, 2006

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) for Georgia Trust Bancshares, Inc. (the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13E-3.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of the Company’s common stock held by shareholders who are the record holders of 1,000 or fewer shares of common stock into shares of the Company’s Series A Preferred Stock were approved by the Company’s shareholders at a special meeting held on December 28, 2006 and became effective on December 28, 2006 upon the filing of the Articles of Amendment with the Georgia Secretary of State. Of the 1,800,000 shares of common stock outstanding as of the record date for, and entitled to vote at, the special meeting, 1,025,358 votes were cast “For” and 22,750 votes were cast “Against” the Reclassification proposal. There were 1,000 abstentions.

Concurrently with the filing of this Schedule 13E-3 Final Amendment, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006

GEORGIA TRUST BANCSHARES, INC.

By:	/s/ J. Michael Allen
J. Michael Allen
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Ronald D. Adamson
Ronald D. Adamson

/s/ L. Myron Cantrell
L. Myron Cantrell

/s/ J. Dave DeVenny
J. Dave DeVenny

/s/ Michael L. Jordan
Michael L. Jordan

/s/ Rebecca M. Munteanu
Rebecca M. Munteanu

/s/ Charles D. Robinson
Charles D. Robinson

/s/ William E. Smith
William E. Smith

/s/ Marvin Tibbetts, III
Marvin Tibbetts, III

/s/ James J. Tidwell
James J. Tidwell

/s/ Michael E. Townsend
Michael E. Townsend